ACCELERATED ACQUISITIONS XXII, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

May 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549 Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XXII, Inc. Form 10 Filed April 18, 2012 File No. 000- 54614

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 27, 2012 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose prominently that you are an emerging growth company, and revise your filing to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;
•
A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

Russell Mancuso
May 16, 2012

•
If you have elected to opt out of the extended transition period forcomplying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

COMPANY RESPONSE

We have revised the disclosure on page 3, 8, 9,10 and 11, furthermore included disclosure in the risk factors on page 12 regarding Section 107(b) and on page 22 to disclose prominently that we are an “emerging growth company”.

Prior Blank Check Company Experience, page 19

1.	Please ensure that your disclosure throughout your document is updated appropriately, including the recent developments regarding Accelerated Acquisition XV, Inc.

COMPANY RESPONSE

We have updated the disclosure throughout our document appropriately and included the recent developments regarding Accelerated Acquisition XV, Inc.

Conflicts of Interest, page 26

2.
We note you have not addressed the second sentence of prior comment 5. If your affiliated companies have not filed required reports timely, please balance your disclosure about their “current” reporting to alert investors to the timeliness issue.

COMPANY RESPONSE

We apologize for the oversight and have modified the disclosure on page 26 to appropriately disclose the timeliness issue.

Russell Mancuso
May16, 2012

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher
ACCELERATED ACQUISITIONS XXII, INC.

By:	/S/ Timothy J. Neher
Timothy J. Neher